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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October, 2002

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant's name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

Attached to this 6-K are the following items:

Exhibit

1 Notification of Interests of Directors and Connected Persons

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)
Name of company
Imperial Tobacco Group PLC

2)
Name of director
Mr Simon P Duffy

3)
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Holding by Director in 2 above

4)
Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Henderson Nominees Limited PEP's Account

5)
Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
N/A

6)
Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
General Discretionary PEP

7)
Number of shares/amount of stock acquired
Two (2)

8)
Percentage of issued class
Less that 0.001

9)
Number of shares/amount of stock disposed
N/A

10)
Percentage of issued class
N/A

11)
Class of security
Ordinary shares of 10p each

12)
Price per share
£9.99

13)
Date of transaction
24 October 2002

14)
Date company informed
24 October 2002

15)
Total holding following this notification
6,709

16)
Total percentage holding of issued class following this notification
0.001

If a director has been granted options by the company please complete the following boxes

17)
Date of grant
N/A

18)
Period during which or date on which exercisable
N/A

19)
Total amount paid (if any) for grant of the option
N/A

20)
Description of shares or debentures involved: class, number
N/A

21)
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22)
Total number of shares or debentures over which options held following this notification
N/A

23)
Any additional information
N/A

24)
Name of contact and telephone number for queries
T M Williams, Assistant Company Secretary, 0117 963 6636

25)
Name and signature of authorised company official responsible for making this notification
T M Williams, Assistant Company Secretary
Date of Notification 24 October 2002

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2002
IMPERIAL TOBACCO GROUP PLC
	By:	/s/ TREVOR M WILLIAMS Trevor M Williams Assistant Company Secretary

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SCHEDULE 11 NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
SIGNATURES